UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 13)1

AMERI Holdings, Inc.

(Name of Issuer)

Common Stock Purchase Warrants

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02362F112

02362F104

(CUSIP Number)

jeffrey E. eberwein

lone star value management, LLC

53 Forest Avenue, 1st Floor

Old Greenwich, Connecticut 06870

(203) 489-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 9, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 02362F112

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON

LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		100,000 Public Warrants 1,100,000 shares of Common Stock*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

100,000 Public Warrants 1,100,000 shares of Common Stock*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 Public Warrants 1,100,000 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6% of the outstanding Public Warrants 5.5% of the outstanding shares of Common Stock*
14	TYPE OF REPORTING PERSON

PN

* Includes 1,000,000 shares of Common Stock issuable upon the exercise of the May 2016 Warrant (as defined below) and 100,000 shares of Common Stock issuable upon the exercise of the Public Warrants.

2

CUSIP NO. 02362F112

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON

LONE STAR VALUE CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 Public Warrants 13,910 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

0 Public Warrants 13,910 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Public Warrants 13,910 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0% of the outstanding Public Warrants Less than 1% of the outstanding shares of Common Stock
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 02362F112

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON

LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		100,000 Public Warrants 1,113,910 shares of Common Stock*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

100,000 Public Warrants 1,113,910 shares of Common Stock*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 Public Warrants 1,113,910 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6% of the outstanding Public Warrants 5.6% of the outstanding shares of Common Stock*
14	TYPE OF REPORTING PERSON

OO

* Includes 1,000,000 shares of Common Stock issuable upon the exercise of the May 2016 Warrant and 100,000 shares of Common Stock issuable upon the exercise of the Public Warrants.

4

CUSIP NO. 02362F112

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON

LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CONNECTICUT
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		100,000 Public Warrants 1,113,910 shares of Common Stock*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

100,000 Public Warrants 1,113,910 shares of Common Stock*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 Public Warrants 1,113,910 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6% of the outstanding Public Warrants 5.6% of the outstanding shares of Common Stock*
14	TYPE OF REPORTING PERSON

OO

* Includes 1,000,000 shares of Common Stock issuable upon the exercise of the May 2016 Warrant and 100,000 shares of Common Stock issuable upon the exercise of the Public Warrants.

5

CUSIP NO. 02362F112

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON

JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		100,000 Public Warrants 2,296,842 shares of Common Stock*#
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

100,000 Public Warrants 2,296,842 shares of Common Stock*#
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 Public Warrants 2,296,842 shares of Common Stock*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6% of the outstanding Public Warrants 11.5% of the outstanding shares of Common Stock*#
14	TYPE OF REPORTING PERSON

IN

* Includes 1,000,000 shares of Common Stock issuable upon the exercise of the May 2016 Warrant and 100,000 shares of Common Stock issuable upon the exercise of the Public Warrants.

# Includes 1,182,932 Shares beneficially owned directly by Mr. Eberwein.

6

CUSIP NO. 02362F112

CUSIP NO. 02362F104

The following constitutes Amendment No. 13 to the Schedule 13D filed by the undersigned (“Amendment No. 13”). This Amendment No. 13 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Securities purchased by Lone Star Value Investors and Lone Star Value Co-Invest I were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 13,910 shares of Common Stock directly owned by Lone Star Value Co-Invest I is approximately $90,641, including brokerage commissions.

The aggregate purchase price of the 100,000 Public Warrants directly owned by Lone Star Value Investors is approximately $1,015, including brokerage commissions.

On May 13, 2016, the Issuer issued a five-year warrant to Lone Star Value Investors for the purchase of 1,000,000 shares of Common Stock at a price of $6.00 per share (the “May 2016 Warrant”), on substantively the same terms as the May 2015 Warrant (as defined and described in Amendment No. 7 to the Schedule 13D).

Of the 1,182,932 Shares directly owned by Mr. Eberwein (i) 1,135,768 Shares were acquired upon a pro rata in-kind distribution from Lone Star Value Investors to its partners, and (ii) 47,164 shares of Common Stock were acquired in connection with Mr. Eberwein’s service as Chairman of the Issuer’s Board of Directors.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a) The aggregate percentage of Securities reported owned by each person named herein is based upon (i) 1,321,940 Public Warrants outstanding as of January 24, 2018, which is the total number of Public Warrants outstanding based on information contained in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2018, and (ii) 18,790,998 shares of Common Stock outstanding as of June 21, 2018, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on July 2, 2018.

As of the close of business on the date hereof, Lone Star Value Investors beneficially owned (a) 100,000 Public Warrants, constituting approximately 7.6% of the Public Warrants outstanding, and (b) 1,100,000 shares of Common Stock (consisting of 100,000 shares of Common Stock issuable upon the exercise of the Public Warrants and 1,000,000 shares of Common Stock issuable upon the exercise of the May 2016 Warrant), constituting approximately 5.5% of the shares of Common Stock outstanding.

As of the close of business on the date hereof, Lone Star Value Co-Invest I beneficially owned (a) 0 Public Warrants, constituting 0% of the Public Warrants outstanding, and (b) 13,910 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding.

7

CUSIP NO. 02362F112

CUSIP NO. 02362F104

As of the close of business on the date hereof, Mr. Eberwein directly beneficially owned (a) 0 Public Warrants, constituting 0% of the Public Warrants outstanding, and (b) 1,182,932 shares of Common Stock, constituting 6.3% of the shares of Common Stock outstanding.

Lone Star Value GP, as the general partner of Lone Star Value Investors and Lone Star Value Co-Invest I, may be deemed to beneficially own the (a) 100,000 Public Warrants, constituting approximately 7.6% of the Public Warrants outstanding, and (b) 1,113,910 shares of Common Stock, constituting approximately 5.6% of the shares of Common Stock outstanding, beneficially owned in the aggregate by Lone Star Value Investors and Lone Star Co-Invest I.

Lone Star Value Management, as the investment manager of Lone Star Value Investors and Lone Star Value Co-Invest I, may be deemed to beneficially own the (a) 100,000 Public Warrants, constituting approximately 7.6% of the Public Warrants outstanding, and (b) 1,113,910 shares of Common Stock, constituting approximately 5.6% of the shares of Common Stock outstanding, beneficially owned in the aggregate by Lone Star Value Investors and Lone Star Co-Invest I.

Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed to beneficially own the (a) 100,000 Public Warrants, constituting approximately 7.6% of the Public Warrants outstanding, and (b) 1,113,910 shares of Common Stock, constituting approximately 5.6% of the shares of Common Stock outstanding, beneficially owned in the aggregate by Lone Star Value Investors and Lone Star Co-Invest I, which, together with the 1,182,932 shares of Common Stock he directly beneficially owns, constitutes an aggregate of 2,296,842 shares of Common Stock, constituting approximately 11.5% of the shares of Common Stock outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed the beneficial owner of the Securities directly owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Securities reported herein that he or it does not directly own.

(b) By virtue of their respective positions with Lone Star Value Investors, each of Lone Star Value GP, Lone Star Value Management and Mr. Eberwein may be deemed to have sole power to vote and dispose of the Securities reported owned by Lone Star Value Investors.

By virtue of their respective positions with Lone Star Value Co-Invest I, each of Lone Star Value GP, Lone Star Value Management and Mr. Eberwein may be deemed to have sole power to vote and dispose of the Securities reported owned by Lone Star Value Co-Invest I.

Mr. Eberwein has the sole power to vote and dispose of the Securities directly beneficially owned by him.

(c) Except as otherwise disclosed herein, there have been no transactions in Securities of the Issuer by the Reporting Persons during the past sixty days. On July 9, 2018, Lone Star Value Investors engaged in a pro rata in-kind distribution of 2,972,592 shares of Common Stock to its partners for no consideration (the “Lone Star Value Distribution”). Mr. Eberwein received 1,135,768 shares of Common Stock in the Lone Star Value Distribution.

8

CUSIP NO. 02362F112

CUSIP NO. 02362F104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

In connection with the Lone Star Value Distribution, Lone Star Value Investors also engaged in a pro rata in-kind distribution of 405,395 shares of the Issuer’s 9.00% Series A Cumulative Preferred Stock, par value $0.01 per share, to its partners for no consideration, of which Mr. Eberwein received 154,893 shares.

9

CUSIP NO. 02362F112

CUSIP NO. 02362F104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2018

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Co-Invest I, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein

10